a2a
energie in comune

RECEIVED
2009 OCT -6 P 12:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

09047079

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

September 30, 2009

AEM SpA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

10/7

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

FILE NO. 82-4911

a2a

PRESS RELEASE

A2A FINALIZES THE PURCHASE OF EPCG SHARES AND REACHES 43.7 % OF THE SHARE CAPITAL IN THE MONTENEGRIN ENERGY COMPANY

Podgorica, 30th of September – Today A2A has finalized the purchase of shares of the Montenegrin energy company, EPCG, as provided by the agreement signed with the Government of Montenegro on September 3rd, 2009.

A2A now holds a stake of 43.7% in the Montenegrin company, also as a result of the acceptance by almost all of the minority shareholders of A2A's offer.

The total disbursement for the transaction has been equal to approximately €436 million, including the block trades previously carried out on the Montenegrin stock exchange.

Contacts:
Media Relations
Tel. 02 7720.4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. 02 7720.3879 - ir@a2a.eu
www.a2a.eu